UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$687,478,102	$79,885

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 127,487,691 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of December 2, 2014 as set forth in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended, plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014 (the “Form 10-Q”), plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,885	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.45 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 7 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as subsequently amended (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

On January 9, 2015, BGC issued a press release announcing the filing of its preliminary proxy statement to commence a proxy solicitation to solicit votes against GFI’s proposed merger at the GFI special meeting and including a letter to GFI shareholders. The full text of the press release is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference.

In addition, on January 9, 2015, BGC issued a press release regarding a letter sent by BGC to the GFI Board and GFI Special Committee on January 8, 2015. The full text of the press release is attached as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.

The Offer to Purchase is hereby amended and supplemented as follows:

1. The disclosure under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI—Background of the Offer,” is hereby amended by replacing the final paragraph with:

“On January 7, 2015, BGC extended the Offer until 5:00 p.m., New York City time, on January 27, 2015. In addition, on January 7, 2015, BGC announced its intention to commence a proxy solicitation to solicit votes against GFI’s proposed merger at the GFI special meeting.”

2. The disclosure under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI—Background of the Offer,” is hereby amended and supplemented by adding the following text:

On January 8, 2015, BGC filed its preliminary proxy statement to commence a proxy solicitation to solicit votes against GFI’s proposed merger at the GFI special meeting.

In addition, on January 8, 2015, BGC sent a letter to the GFI Board and GFI Special Committee copied below.

January 8, 2015

Board of Directors and Special Committee of GFI Group Inc.

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

To the Board of Directors and Special Committee of GFI Group Inc. (“GFI”):

As you know, BGC Partners, Inc. (“BGC”) has commenced a tender offer to acquire 100% of the shares of GFI for $5.45 in cash per share. Our tender offer is fully financed, and we have already obtained all regulatory approvals necessary to complete the tender offer. Moreover, to make it easier to complete our tender offer, we have reduced the minimum tender condition from a majority of outstanding shares on a fully diluted basis to 45% of the outstanding shares. In contrast, GFI’s proposed transaction with a consortium of management and CME Group Inc. (“CME”) would only provide the GFI stockholders with $5.25 per share, consisting of a combination of cash and CME common stock, and requires approval of a majority of the outstanding GFI common stock held by persons other than the management consortium. Our proposed offer is therefore superior to the joint CME/management bid in every way—value, form of consideration and certainty of closing.

Despite the clear superiority of our offer, we have faced continued obstacles and delaying tactics, which we believe are the result of actions taken by Michael Gooch and Colin Heffron, who have a conflicting personal commitment to the joint CME/management bid for GFI and are actively sabotaging the transaction with BGC.

Ongoing Negotiations

To recap the situation, over the past three years, we have expressed an interest in a potential combination of BGC and GFI, and members of our management and GFI management have had explicit discussions regarding such a potential combination. Most recently, on July 29, 2014, we sent a letter to Messrs. Gooch and Heffron expressly stating that we were interested in acquiring GFI, and that we could offer a price per share substantially in excess of GFI’s current trading price. BGC received no response to this letter. Instead, the next day, on July 30, 2014, GFI entered into a series of agreements with CME in which CME would acquire GFI for $4.55 per share. The CME transaction had at least two extraordinary features: (1) first, CME agreed that, immediately after it acquired GFI, it would sell to a consortium of GFI management the brokerage business of GFI for $165 million in cash (for a business that had total balance sheet cash of $231 million on June 30, 2014 and $223 million as of September 30, 2014) and the assumption, at closing, of certain unvested deferred compensation and other liabilities; and (2) second, certain GFI stockholders, including entities controlled by Mr. Gooch that collectively control 38% of the outstanding GFI shares, entered into support agreements providing that they would vote in favor of the joint CME/management transaction and against any alternative bid, even if that bid is superior to the joint CME/management transaction, and would continue to vote against any alternative bid for up to one year after the CME/management transaction was terminated. Because the GFI certificate of incorporation requires that mergers receive the approval of at least two-thirds of the stock voting at a stockholders meeting, the support agreement effectively precludes any alternative merger transaction for at least one year following the termination of the CME merger agreement.

Despite these obstacles, BGC continued to seek a superior transaction with GFI—for its shareholders as well as its customers and brokers. On September 8, 2014, we sent a letter to the GFI board offering to acquire 100% of the GFI common stock at a premium of more than 15% to the price offered by the joint CME/management bid. That offer was fully financed and not subject to any financing contingency. We also commenced a tender offer to acquire 100% of the GFI stock at the same price. Since that time, we have engaged in good-faith discussions with the GFI special committee for more than three months, and in the course of those discussions, we have resolved and addressed each and every meaningful issue raised by the GFI special committee.

Thus, the GFI special committee has in hand a fully negotiated set of agreements pursuant to which BGC can acquire all of the tendered shares of GFI common stock at $5.45 per share in cash. Our offer price represents a premium of $0.20 per share over the joint CME/management bid and provides immediate and certain value to the GFI stockholders since it is all cash, as opposed to CME’s offer of mostly common stock and some cash. Both the GFI special committee and the GFI board have claimed that shareholder value is their primary focus. If this is true, we believe that both the GFI special committee and the GFI board are obligated to recommend the BGC superior offer to shareholders and support BGC’s bid, including by meeting the board condition outlined in BGC’s offer.

Equity Awards and Employment Agreements

We are also very troubled by the recent media reports that GFI brokers have asked GFI to amend their equity awards and broker employment agreements such that, if BGC completes its acquisition of GFI, the GFI brokers could quit GFI without consequence, and receive acceleration of all of their unvested equity awards. According to media reports, the termination rights and accelerated vesting would apply only if BGC were to acquire GFI, and not if CME or any other entity or person were to acquire GFI. It seems clear to us that these outrageous demands were encouraged and incited by Messrs. Gooch and Heffron and GFI management as a means to favor their own joint bid for the company. These actions, if taken, would be against the interest of all GFI shareholders, who deserve the highest price for their stock. The financial brokerage business is highly employee driven, and broker employment agreements and incentive compensation arrangements are critical to its success, at BGC and GFI. If GFI were to agree to employee termination rights or provide these windfall acceleration of RSUs, it would greatly diminish the value of the company for the GFI stockholders, by self-inflicting a grave wound on GFI, merely to favor an inferior self-interested and conflicted transaction that only benefits Messrs. Gooch and Heffron.

We have been clear to the GFI special committee and reiterate now that we would consider any conduct by GFI that incentivizes GFI brokers to leave the company as a clear breach of the fiduciary duties of any director or officer who promotes or approves such incentives. It cannot be in the interest of GFI’s public shareholders for management to promote or effect new compensation incentives that diminish the value of GFI by incentivizing GFI employees to leave the company in the event of the success of the BGC bid. Such tactics are reminiscent of crown-jewel options, change-of-control puts, leveraged recapitalizations and other anti-takeover tactics that cannot be justified in a situation where management has already signed up a management-buyout agreement with a third party and a different third party has topped that bid.

BGC has attempted to address these employment issues by making clear in a recent press release that it would continue to honor previously agreed GFI RSUs or deferred compensation on the original vesting schedules, or, at the election of the employees, to pay for such units at $5.45 in cash. Nevertheless, BGC reserves all its rights with respect to any such detrimental future actions by GFI or the officers and directors of GFI.

Delays by the GFI Board

We also believe that Messrs. Gooch and Heffron have and continue to abuse their positions as directors of GFI to frustrate the consummation of our superior proposal. For example, following GFI’s agreement with CME for a revised transaction price of $5.25 per share in cash and CME stock, we sent a letter on December 11, 2014 to the GFI board and special committee offering to increase our price to $5.45 per share in cash. As part of our offer, we indicated that we would be willing to sign the tender offer agreement and related agreements containing the terms and conditions that we had negotiated with counsel to the special committee, including agreeing to the one remaining outstanding term that had been requested by counsel to the special committee. Within a day of providing this letter, on December 12, 2014, the GFI special committee agreed that our offer could reasonably be expected to lead to a superior offer and that same day, the special committee requested that GFI convene a meeting of the GFI board to act on the special committee’s recommendation, both actions which are required Section 6.5(f) the CME merger agreement. Despite this timely request, the GFI board, including Messrs. Gooch and Heffron, failed to act on this recommendation for eleven days—until December 23, 2014—and acted only after meeting three times because the GFI board failed to take any action at the first two meetings. Their reaction, when finally delivered, was included solely in an SEC filing, not in a public press release, at a time when most analysts, investors and reporters were unlikely to notice.

It seems obvious to us that the GFI board’s failure to take prompt action, including an action that was clearly recommended by the GFI special committee, is the result of the influence of Messrs. Gooch and Heffron, who, despite their unambiguous conflicted financial interest in the transaction, are actually attending and participating in discussions at the GFI board meetings. This flagrantly inappropriate participation is affecting the ability of the GFI board to promptly take the actions recommended by the GFI special committee. This is a clear abuse by Messrs. Gooch and Heffron of their positions as directors of GFI, and an attempt to use their positions to frustrate the consummation of our superior proposal in favor of their inferior proposal. It is completely wrong and improper that, under these circumstances, Messrs. Gooch and Heffron continue to attend board meetings. Accordingly, we urge that Messrs. Gooch and Heffron be excluded from any future deliberations by the GFI board or special committee on these matters.

Despite these tactics by Messrs. Gooch and Heffron, we continue to be enthusiastic about the benefits of our superior offer both from a financial point of view for GFI’s stockholders and more generally for GFI’s customers, trading counterparties, regulators, vendors, brokers, and support staff. We encourage the GFI board and special committee to reject Messrs. Gooch and Heffron’s conflicted, self-serving actions and the abuse of their positions in GFI’s management and board in clear violation of their duties to all GFI stockholders and to take the actions necessary to support BGC’s clearly superior tender offer.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

On January 9, 2015, BGC issued a press release announcing the filing of its preliminary proxy statement and which contained a letter to GFI shareholders copied below. In addition, on January 9, 2015, BGC issued a press release regarding the letter sent to the GFI Board and GFI Special Committee on January 8, 2015.

PROTECT THE VALUE OF YOUR INVESTMENT IN GFI

VOTE AGAINST THE INFERIOR $5.25 CME-GFI TRANSACTION

TENDER YOUR SHARES TO RECEIVE BGC’S SUPERIOR

$5.45 PER SHARE ALL-CASH OFFER

January 9, 2015

Dear GFI Shareholder:

We urge you to protect the value of your investment in GFI Group by voting AGAINST all of the proposals at the special meeting of GFI shareholders scheduled for January 27th and by tendering your shares into BGC’s higher offer. The facts are clear. BGC’s $5.45 per share fully financed, all-cash tender offer provides superior value and immediate liquidity at closing and is free of the conflicts of interest inherent in the proposed CME-GFI merger that provides shareholders with an inferior value for your shares. We will soon be sending you a proxy statement and GOLD proxy card that will enable you to submit a proxy to BGC so that we may vote against the CME-GFI deal on your behalf. Meanwhile, you may always vote “AGAINST” on the proxy card provided to you by GFI in order to protect the value of your investment.

In addition to your vote AGAINST the proposed CME-GFI transaction, we also urge you to tender your shares into our clearly superior offer of $5.45 per share. Send a clear message to the GFI board that you expect them to act in your best interest by realizing maximum value for your GFI shares.

BGC’S OFFER IS CLEARLY SUPERIOR

As you make your decision, consider the following important facts regarding BGC’s offer:

•	Substantial Premium. BGC’s cash offer of $5.45 per share represents a premium of $0.20, or approximately 4%, to the $5.25 per share stock and cash transaction announced by CME and GFI on December 2, 2014 and a premium of more than 75% to the price of GFI shares on July 29, 2014, the last day prior to the announcement of the original CME-GFI transaction.

•	Immediate Liquidity at Closing. BGC’s all-cash offer provides GFI shareholders who tender their shares with certain liquidity promptly after acceptance for payment.

•	No Financing Contingency. BGC has a strong balance sheet and is well positioned to finance our offer which contains no financing condition.

GFI’S BOARD HAS FAILED TO ACT IN THE BEST INTEREST OF

SHAREHOLDERS

VOTE AGAINST THE CME-GFI TRANSACTION TODAY

TENDER YOUR SHARES TODAY

BGC clearly expressed our interest in acquiring GFI to GFI’s management prior to the announcement of the CME-GFI transaction. Since that time, in addition to offering GFI shareholders superior value, we have made numerous attempts at constructive dialogue to reach a negotiated agreement with GFI based on our analysis of the value of the company and our view of the compelling strategic benefits of a transaction. GFI’s board has the ability to take action in recommending our clearly superior offer, but has failed to do so.

We believe the priorities of GFI’s board are not aligned with all of GFI’s shareholders. We urge you to vote AGAINST the CME-GFI transaction and tender your shares in favor of the BGC offer to protect the value of your investment.

Thank you for your support,

Howard W. Lutnick

Chairman and CEO

If You Have Questions About How to Vote Against the CME-GFI Transaction or

How to Tender Your Shares, Please Call:

INNISFREE M&A INCORPORATED

Stockholders May Call Toll-Free: (888) 750-5884

Banks & Brokers May Call Collect: (212) 750-5833

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(I)	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

(a)(5)(J)	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal, dated October 22, 2014.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery, dated October 22, 2014.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC Partners, Inc., dated October 22, 2014.

(a)(5)(B)†	Text of press release issued by BGC Partners, Inc., dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)†	Text of press release issued by BGC Partners, Inc., dated November 12, 2014.

(a)(5)(D)†	Text of press release issued by BGC Partners, Inc., dated November 19, 2014.

(a)(5)(E)†	Text of press release issued by BGC Partners, Inc., dated November 20, 2014.

(a)(5)(F)†	Text of press release issued by BGC Partners, Inc., dated December 9, 2014.

(a)(5)(G)†	Text of press release issued by BGC Partners, Inc., dated December 19, 2014.

(a)(5)(H)†	Text of press release issued by BGC Partners, Inc., dated January 7, 2015.

(a)(5)(I)	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

(a)(5)(J)	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

†	Previously filed